CONFIRMING COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 9 )1




                              CRUISE AMERICA, INC.
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                                (NAME OF ISSUER)



                                   COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)



                                     027107 10 1
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                                 (CUSIP NUMBER)



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         CHECK THIS BOX IF A FEE IS BEING PAID WITH THIS STATEMENT. [ ] (A FEE IS NOT REQUIRED ONLY IF THE FILING PERSON: (1) HAS A PREVIOUS STATEMENT ON FILE REPORTING BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES DESCRIBED IN ITEM 1; AND (2) HAS FILED NO AMENDMENT SUBSEQUENT THERETO REPORTING BENEFICIAL OWNERSHIP OF FIVE PERCENT OR LESS OF SUCH CLASS.) (SEE RULE 13D-7.)


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     1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  027107 10 1     13G              Page  2  of   4  Pages
          --------------                         ---     ---



1.   NAME OF REPORTING PERSONS  Robert A. Smalley
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS  ###-##-####



2.   CHECK THE APPROPRIATE BOX IS A MEMBER OF A GROUP*             (a)  [ ]

                                                                   (b)  [ ]


3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF                 5.  SOLE VOTING POWER          902,802
SHARES
BENEFICIALLY              6.  SHARED VOTING POWER          -0-
OWNED BY
EACH                      7.  SOLE DISPOSITIVE POWER     902,802
REPORTING
PERSON WITH               8.  SHARED DISPOSITIVE POWER     -0-



9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           902,802


10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /xx/

            By Wife - 43,382

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            15.48%

12.   TYPE OF REPORTING PERSON*

           IN


                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 027107 10 1      13G              Page  3  of   4  Pages
         -------------                           ---     ---

ITEM 1(A). NAME OF ISSUER:

      The name of the Issuer is Cruise America, Inc. a corporation organized under the laws of Florida.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

      The Issuer's principal executive offices are located at 11 West Hampton Avenue, Mesa, Arizona 85210-5258.

ITEM 2(A). NAME OF PERSON FILING:

      Robert A. Smalley

Item 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE,
             RESIDENCE:

      Mr. Robert A. Smalley
      Cruise America, Inc.
      11 West Hampton Avenue
      Mesa, Arizona 85210-5258

ITEM 2(C). CITIZENSHIP:

      Mr. Smalley is a citizen of the United States of America.

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

      Common Stock of Cruise America, Inc., par value $.01 per share.

ITEM 2(E). CUSIP NUMBER:

      027107 10 1

ITEM 3.

      Not Applicable.

ITEM 4. OWNERSHIP:

      (a) Amount Beneficially Owned: 902,802 shares, which includes 80,000 shares covered by currently exercisable stock options.

      (b) Percent of Class: The aggregate of 902,802 shares represents 15.48% of the Issuer's outstanding Common Stock as of December 31, 1996.

      (c) Number of shares as to which Mr. Smalley has:

          (i) sole power to vote or direct vote - 902,802 shares, which includes 80,000 shares covered by currently exercisable stock options

CUSIP NO.  027107 10 1     13G              Page  4  of   4  Pages
          --------------                         ---    ----


          (ii)  shared power to vote or direct the vote - 0 shares

          (iii) sole power to dispose or to direct the disposition of - 902,802 shares, which includes 80,000 shares covered by currently exercisable stock options

          (iv) shared power to dispose or to direct the disposition of -0 shares

      (d) All holdings are as of December 31, 1996.

ITEM  5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

      Not Applicable.

ITEM  6. OWNERSHIP OF FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

      Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

      Not Applicable.

ITEM  8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

      Not Applicable.

ITEM  9. NOTICE OF DISSOLUTION OF GROUP:

      Not Applicable.

ITEM 10. CERTIFICATION:

      Not Applicable.


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 28, 1997                    /s/ ROBERT A. SMALLEY
                                            ---------------------
                                            Robert A. Smalley